Exhibit 12.1

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Years Ended December 31,
	2004	2005	2006	2007	2008
Earnings Available:
Income (loss) from continuing operations before income taxes, minority interests and extraordinary items	$992.5	$919.3	$1,179.3	$1,120.2	$188.4

Less: Income (loss) of equity investees included above	0.5	(0.2)	—	—	(24.4)
Capitalized interest	—	—	—	0.7	—

	$992.0	$919.5	$1,179.3	$1,119.5	$212.8

Fixed Charges:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$90.2	$170.8	$332.4	$318.5	$237.2
Portion of rentals representative of an interest factor	17.9	17.7	16.7	17.6	17.0

Total Fixed Charges	108.1	188.5	349.1	336.1	254.2

Total Earnings Available	$1,100.1	$1,108.0	$1,528.4	$1,455.6	$467.0

Ratio of Earnings to Fixed Charges	10.18	5.88	4.38	4.33	1.84